

October 25, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

     Re: American Resources Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed April 23, 2018
          File No. 000-55456

Dear Mr. Jensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Telecommunications

cc: Clifford Hunt